AMENDMENT TO MSS ACCOUNTING SERVICES AGREEMENT

THIS AMENDMENT is made and entered into as of November 30, 2012.  Services that MSS normally does not provide will be provided by Empirical Administration, LLC.  The services Empirical Administration, LLC, not MSS, will be providing are listed below.  The fees and expenses Empirical Administration, LLC will be compensated for providing its services are listed below.

1.

SERVICES

In accordance with procedures established by the agreement, Empirical Administration, LLC or its personnel shall:

(a)

Prepare quarterly asset and income diversification testing as follows:

- fundamental and non-fundamental investment restrictions

-  IRS Sub-Chapter M Gross Income Test

-  IRS Asset Diversification Test

-  SEC Asset Diversification Test.

(b)

Prepare quarterly board books and send out to board members.

- the Fund will be responsible for the cost of materials such as paper, books, mailing costs and supplies needed to create the board books.

(c)

Attend by telephone all regular and special board meetings and prepare accurate and complete board minutes to record the meeting.

2.

LIMITATION OF LIABILITY TO TRUST PROPERTY

The term “CCA Investments Trust” means and refers to the Trustees from time to time serving under the Trust's Agreement and Declaration of Trust as the same may subsequently thereto have been, or subsequently hereto be, amended.  It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of Trustees, officers, employees, agents or nominees of the Trust, or any shareholders of any series of the Trust, personally, but bind only the trust property of the Trust (and only the property of the applicable Fund), as provided in the Agreement and Declaration of Trust.  The execution and delivery of this Agreement have been authorized by the Trustees and shareholders of the Fund and signed by officers of the Trust, acting as such, and neither such authorization by such Trustees and shareholders nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust (and only the property of the applicable Fund) as provided in its Agreement and Declaration of Trust.  A copy of the Agreement and Declaration of Trust is on file with the U.S. Securities and Exchange Commission.

3.

FEES AND EXPENSES

In consideration of the services to be performed by Empirical Administration, LLC, pursuant to this Agreement, the Trust agrees to pay Empirical Administration, LLC, or its personnel the fees set forth below:

$500/month and $100/month per each additional fund.

CCA Investments Trust	Mutual Shareholder Services, LLC	Empirical Administration, LLC
190 North Cannon Drive, Suite 402	8000 Town Centre Drive, Suite 400	425 W. Lakeside Ave., Suite 510
Beverly Hills, California 90210	Broadview Heights, Ohio 44147	Cleveland, Ohio 44113

By: /s/ Wes Gallup	By: /s/ Gregory B. Getts	By: Brandon Pokersnik

Its: Treasurer	Its: President	Its: President

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